Where Food Comes From, Inc. - 8-K

EXHIBIT 2.3

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is entered into this 28th day of December 2016 (“Effective Date”) by and between SureHarvest Services, LLC (the “Company”), and Dr. Jeff Dlott (“Employee”). Employee and the Company are referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties desire to enter into this Agreement setting forth the terms and conditions for the employment relationship between Employee and the Company.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.          Employment At-Will. Employee and the Company agree that Employee’s employment with the Company is “at-will,” which means that either Employee or the Company may terminate Employee’s employment at any time, with or without cause, and without further obligation of either Party hereunder, except as required by law or as set forth in this Agreement; provided, that either Employee or the Company will provide at least thirty (30) days’ notice prior to the termination of the employment relationship. Any decision by the Company to end Employee’s employment will be made by the Board of Managers of the Company. Upon notice of termination and for thirty (30) days thereafter, Employee agrees to exert reasonable efforts in assisting the Company transition the matters in which Employee was involved to other employees. Notwithstanding the foregoing, the Company may in its sole discretion elect to waive the foregoing notice period. Upon termination, Employee will be paid for Employee’s services through the later of Employee’s last date of work or thirty (30) days from termination of Employee’s employment.

2.          Position. In Employee’s role as President, Employee agrees to comply with Company policies and to devote Employee’s full business time, attentions, skills, and best efforts to the benefit of the Company to perform the reasonable duties and responsibilities assigned to Employee by the Company from time to time. The Company will have the power to determine Employee’s specific duties and the means and manner by which Employee is to perform those duties.

3.          Compensation. For all services rendered by Employee in any capacity to the Company, including without limitation all services rendered under and pursuant to this Agreement, the Company shall pay to Employee an annual salary of One Hundred Sixty-Seven Thousand Six Hundred Eighty Dollars ($167,680.00), less all required state and federal taxes and other applicable withholdings and deductions (the “Salary”), which shall be paid in accordance with the Company’s customary payroll practices, as may be amended from time to time. Employee’s Salary may be subject to change from time to time at the sole discretion of the Company.

4.          Welfare and Benefit Plans.

a.     In addition to any compensation payable to Employee, Employee will also be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs of the Company. Employee and/or, as applicable, members of Employee’s immediate family shall be eligible to participate in, and shall receive all benefits under, all welfare benefit plans, practices, policies and programs provided by the Company, subject to the terms and conditions of any such plans. Except as provided herein, the Company shall not be required to establish or continue these plans or take any action to cause Employee to be eligible for any of these plans on a basis more favorable than that applicable to the Company’s employees generally.

b.     The Company reserves in its sole discretion the right to modify, suspend or discontinue any and all of the employee benefit plans, practices, policies and programs referenced in this Section at any time without recourse by Employee so long as such action is taken with respect to the Company’s employees generally.

5.          Paid Time Off. In addition to paid time off on the holidays recognized by the Company, Employee will be entitled to twenty-five (25) days of paid leave each calendar year period commencing on the Effective Date, subject to the terms and conditions of the Company’s policies as may be in effect from time to time. Employee’s paid leave will accrue pursuant to the Company’s policies applicable to all employees of the Company.

6.          Date of Termination. As stated above, either Employee or the Company may terminate Employee’s employment at any time for any reason. The date of Employee’s termination will be as follows: (a) if Employee’s termination results from Employee’s death, the date of Employee’s death; or (b) the date stated in the notice of termination or resignation.

7.          Severance.

a.      In the event that the Company terminates Employee’s employment without Cause (defined below) or Employee resigns Employee’s employment with Good Reason (defined below), and contingent upon Employee’s continuing compliance with Employee’s obligations outlined in the Asset Purchase Agreement between SureHarvest, Inc., Where Food Comes From, Inc., and the Company, dated December 28, 2016 (“APA”) and the Employee’s execution, non-revocation, and delivery of a Confidential Severance and Release Agreement in a form substantially similar to Exhibit A of this Agreement (the “Release Agreement”), Employee will be entitled to receive severance benefits based upon Employee’s Salary in effect as of the date of termination (the “Severance Amount”). The Severance Amount will initially be equal to thirty-six (36) months of Employee’s Salary in effect as of the date of termination. The Severance Amount will be reduced by one month for each full month after the Effective Date that the Employee remains employed by the Company, until it has been reduced to twelve (12) months, at which point the Severance Amount will remain equal to twelve (12) months of Employee’s Salary in effect as of the date of termination for the rest of Employee’s employment under this Agreement (the “Severance”). If Employee is terminated for Cause or resigns without Good Reason, Employee will not be entitled to any additional severance payment.

b.     The Severance shall be paid pro rata, in installments in accordance with the Company’s customary payroll practices at the time of each installment. The Parties agree and acknowledge that each installment shall constitute a separate payment.

c.     Upon termination of Employee’s employment without Cause or with Good Reason, the first installment of the Severance shall be paid sixty (60) days after Employee’s termination, provided that Employee has executed and delivered the Release Agreement, and has not and can no longer revoke the Release Agreement on the date of the Severance payment.

d.     For purposes of this Agreement,

i.	“Cause” shall mean Employee’s (i) dishonesty or material act of fraud (including, but not limited to, theft or embezzlement of Company funds or assets) which causes substantial loss, damage or injury to the property or reputation of the Company or its subsidiaries; (ii) conviction of, guilty plea to, or no contest plea to a felony charge or any misdemeanor involving moral turpitude; (iii) noncompliance in any material respect with any laws or regulations, foreign or domestic, affecting the operation of the Company’s business which is not cured within ten (10) days after written notice thereof by the Board of Managers to the Employee; (iv) violation of any lawful and reasonable express direction or any rule, regulation or policy established by the Company in good faith that is consistent with the terms of this Agreement which is not cured within ten (10) days after written notice thereof by the Board of Managers to the Employee; (v) material breach of this Agreement or the Company’s Operating Agreement, as amended from time to time, or any other agreement with the Company or breach of Employee’s fiduciary duties to the Company which is not cured within ten (10) days after written notice thereof by the Board of Managers to the Employee; (vi) misconduct in the performance of Employee’s duties which is not cured within ten (10) days after written notice thereof by the Board of Managers to the Employee; (vii) abuse of alcohol or drugs that interferes with Employee’s performance of his duties; or (viii) any conduct by Employee that may have a material adverse effect on the Company’s business or reputation which is not cured within ten (10) days after written notice thereof by the Board of Managers to the Employee.

ii.	“Good Reason” shall mean the occurrence of one or more of the following without the Employee’s express written consent: (i) a substantial diminution in Employee’s title, duties, responsibilities or authority with the Company; (ii) a material reduction in Employee’s salary or bonus target; (iii) the Company’s failure to timely pay or provide Employee’s with any salary, bonuses, benefits or other compensation due to him under this Agreement; (iv) the dissolution or liquidation of the Company or the filing of a bankruptcy petition by the Company; (v) a material change in geographic location at which Employee must perform services (a change in location of the Employee’s office will be considered material only if it increases Employee’s current one-way commute by more than fifty (50) miles); (vi) Employee not being elected as a member of the Company’s Board of Managers or (vii) a Change of Control (as defined below); provided, that in the case of items (i), (ii) or (iii) there shall be no Good Reason unless Employee provides the Board with written notice reasonably detailing the facts and circumstances giving rise to such item(s) within thirty (30) days of the initial occurrence of such item and the Company fails to remedy within thirty (30) days after its receipt of such notice. For items (iv), (v), and (vi), Employee must resign within ninety days of the initial occurrence of such item in order for Employee’s departure to be with Good Reason.

iii.	“Change of Control” means (i) a merger or consolidation of the Company in which its voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; or (ii) a sale of substantially all of the assets of the Company or a liquidation or dissolution of the Company.

e.     Prior to receiving the Severance, Employee shall execute the Release Agreement on or before the date twenty-one (21) days after the last day of Employee’s employment, or within the time period prescribed in the Release Agreement, and shall not revoke such Release Agreement during any applicable revocation period.

f.      Employee shall forfeit and waive any right to the Severance in the event that Employee fails to timely execute and remit the Release Agreement or Employee revokes such Release Agreement.

g.     The Company will have no further obligations to Employee under this Agreement or otherwise after making any final Severance payment.

h.     Notwithstanding anything in this Agreement to the contrary, the Company has the right to terminate any Severance payment to Employee upon the Company’s discovery of any material breach by Employee of Employee’s continuing obligations under this Agreement, the APA, or the Release Agreement.

8.          Section 409A.

a.     This Agreement is intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”) and shall be construed accordingly.

b.     Each payment provided for in this Agreement shall, to the extent permissible under Section 409A, be deemed a separate payment for purposes of Section 409A.

c.     All taxable expenses or other reimbursements or in-kind benefits under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Employee. Any such taxable reimbursement or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

d.     Employee shall have no right to designate the date of any payment hereunder.

e.     Notwithstanding anything else herein, the definition of Good Reason is intended to constitute “good reason” as such term is used in Treasury Regulation Section 1.409A-1(n)(2) and shall be interpreted and construed accordingly, and to the maximum extent permitted by Section 409A and guidance thereunder, a termination for Good Reason shall be an “involuntary separation from service” as such term is used in Treasury Regulation Section 1.409A-1(n). For purposes of this Agreement, “termination” (or any similar term) when used in reference to Employee’s employment shall mean “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder, and Employee shall be considered to have terminated employment with the Company when, and only when, Employee incurs a “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

f.      Notwithstanding any other provision of this Agreement to the contrary, if (a) on the date of Employee’s separation from service (as such term is used or defined in Section 409A(a)(2)(A)(i) of the Code, Treasury Regulation Section 1.409A-1(h), or any successor law or regulation), any of the Company’s equity is publicly traded on an established securities market or otherwise (within the meaning of Section 409A(a)(2)(B)(i) of the Code) and (b) as a result of such separation from service, Employee would receive any payment that, absent the application of this sentence, would be subject to interest and additional tax imposed pursuant to Section 409A as a result of the application of Section 409A(2)(B)(i) of the Code, then, to the extent necessary to avoid the imposition of such interest and additional tax, such payment shall be deferred until the earlier of (i) six (6) months after Employee’s separation from service, (ii) Employee’s death, or (iii) such earlier time as may be permitted under Section 409A.

9.          Confidential Information.

a.      Employee understands and acknowledges that by virtue of Employee’s employment with the Company, Employee has access to and knowledge of Confidential Information (defined below), is in a position of trust and confidence with the Company, and benefits from the Company’s goodwill. Employee further understands and acknowledges that the Company invested significant time and expense in developing the Confidential Information and goodwill, that the confidentiality covenants below are necessary to protect the Company’s legitimate business interests in this investment, and that the Confidential Information is valuable, special, and a unique asset of the Company’s business.

b.     For purposes of this Agreement, “Confidential Information” includes without limitation all information, data, knowledge, and know-how relating, directly or indirectly, to the Company and its business, including, without limitation: (a) Intellectual Property (defined below) that is not publicly available; (b) business plans and strategies, prospect information, financial information, investment plans, marketing plans and strategies, financial plans and strategies; (c) confidential personnel or human resources data; (d) customer lists, customer information, pricing information, supplier/vendor lists, customer and supplier/vendor strategies and customer or vendor plans, contracts, agreements, and leases; (e) any other information having present or potential commercial value; (f) the whole or any portion or phase of any proprietary information or trade secrets; (g) ideas, methods, know-how, techniques, systems, processes, software programs, works of authorship, projects, or plans; and (h) confidential information of any kind in possession of the Company, whether developed for or by the Company (including information developed by Employee), received from a third party in confidence, or belonging to others and licensed or disclosed to the Company in confidence for use in any aspect of its business.

c.     The restrictions of this Agreement on the use and disclosure of Confidential Information shall not apply to information that: (a) is publicly known and available to the general public through legitimate origins (and other than as the result of unauthorized disclosures by or through Employee), as of the date such information becomes publicly known; (b) is rightfully obtained by Employee from third parties authorized to make such disclosure without restriction, as of the date such information is actually acquired by Employee; (c) is identified by the Company in writing as no longer proprietary or confidential, (d) becomes publicly known through no action of Employee subsequent to the time of the Company’s communication thereof to Employee or (e) is developed by Employee independently of and without reference to any of the Company’s Confidential Information or other information that the Company disclosed in confidence to any third party.

d.     Both during and after the term of Employee’s employment by the Company, Employee agrees that Employee will not, except in the ordinary course of Employee’s employment with the Company and for the benefit of the Company, use any Confidential Information for or disclose, divulge, communicate or otherwise directly or indirectly make available any Confidential Information to any person, firm, business, company, corporation, association, or any other entity for any reason or purpose whatsoever. Employee shall consider and treat as confidential all Confidential Information in any way relating to the Company’s business and affairs, whether created by Employee or otherwise coming into Employee’s possession before, during, or after the termination of Employee’s employment, regardless of whether it pertains to the Company or its customers and regardless of whether it is marked or designated as “confidential.” Employee shall secure and protect the Confidential Information in a manner designed to prevent all access and uses thereof contrary to the terms of this Agreement. Employee further agrees that Employee shall use Employee’s best efforts to assist the Company in identifying and preventing any use or disclosure of the Confidential Information contrary to this Agreement.

e.     Employee further agrees that Employee shall not use the Company’s trade secrets to directly or indirectly solicit the customers or clients of the Company, or to interrupt, disturb or interfere with the relationships of the Company with its customers or clients.

f.      Notwithstanding the foregoing, Employee may disclose Confidential Information (a) to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law; (b) when required to do so by a court of competent jurisdiction, by any governmental agency having authority over Employee or the business of the Company or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Employee to divulge, disclose or make accessible such information; or (c) in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

g.     Employee and the Company understand and acknowledge that the foregoing confidentiality covenants are not intended to and do not limit or abridge Employee’s right to disclose such information under federal law.

h.     Employee represents and warrants that, upon separation of employment, and without any request by the Company, Employee will return to the Company any and all property, documents, and files (including all recorded media, such as papers, computer disks, drives, or other data storage devices, copies, photographs, and maps) that contain Confidential Information or relate in any way to the Company or its business. Employee agrees to delete any files, data, or information relating in any way to the Company or its business on any personal computer, device, or account in Employee’s possession (and will retain no copies in any form). Employee also will return any Company tools, equipment, calling cards, credit cards, access cards or keys, any keys to any filing cabinets, vehicles, vehicle keys, and all other Company property in any form prior to the last date of employment.

10.        Intellectual Property.

a.      “Intellectual Property” means any and all original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks, service marks, or trade secrets, or inventions, whether or not patentable or registrable under copyright or similar laws, which Employee may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time Employee is employed by the Company.

b.     For the consideration set forth in this agreement, Employee hereby assigns to the Company, or its designee, all of Employee’s right, title, and interest in and to all Intellectual Property, except where prohibited by law, so that the Company is the exclusive owner of the Intellectual Property. Employee acknowledges that all works of authorship that Employee makes (solely or jointly with others) within the scope of and during the period of Employee’s employment with the Company and which are protectable by copyright are “works made for hire” as that term is defined in 17 U.S.C. § 101, and that such works made for hire will constitute part of the Intellectual Property. Employee will not use any Intellectual Property except for the exclusive benefit of the Company. Employee agrees to assist the Company, or its designee, at the Company’s expense, in every proper way to secure or enforce the Company’s rights in any Intellectual Property.

c.      Employee warrants and represents that there are no original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks, service marks, or trade secrets, or inventions which Employee made or acquired prior to Employee’s employment by the Company, which Employee partially or wholly owns and relate to the business, or the Company’s proposed business, and which are not assigned to the Company.

11.       Equitable Remedies. The services Employee is to render and the Confidential Information entrusted to Employee as a result of Employee’s employment by the Company are of a unique and special character, and, notwithstanding any other provision in this Agreement, Employee’s breach of this Agreement would cause the Company immediate and irreparable injury, for which monetary relief would be inadequate or difficult to quantify. The Company will be entitled to, in addition to all other available remedies, injunctive relief, specific performance, or any other equitable relief to prevent a breach and to secure enforcement of the provisions of this Agreement.

12.        Representations and Warranties. Employee represents and warrants to the Company as follows:

a.       Employee’s employment with the Company will not (i) conflict with or result in a breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any authorization, consent, approval, execution, or other action by or notice to any court or other governmental body under the provisions of any other agreement or instrument to which Employee is a party;

b.       Employee has not previously and will not in the future disclose to the Company any proprietary information, trade secrets, or other confidential information belonging to any previous employer or other third party to whom Employee has an ongoing obligation of confidentiality, and Employee has not previously and will not bring onto the premises of the Company or use any unpublished documents or any property belonging to any former employer or other third party to whom Employee has an ongoing obligation of confidentiality, unless consented to in writing by that former employer or person; and

c.       Employee will notify Employee’s business partners and Employee’s future employers of Employee’s obligations under this Agreement, and Employee consents to such notification by the Company.

13.        Waivers and Amendments. The respective rights and obligations of Employee and the Company under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended only with the written consent of Employee and a duly authorized representative of the Company. The waiver by either Employee or the Company of a breach of any provision of this Agreement by the other Party shall not operate or be construed as a waiver of any subsequent breach by such other Party. The failure of either Employee or the Company to insist upon strict performance of any of the terms or conditions of this Agreement shall not constitute a waiver of any of such Employee’s or the Company’s rights hereunder.

14.        Successors and Assigns. The provisions of this Agreement shall be to the benefit of, and be binding upon and assignable to, successors of the Company by way of merger, consolidation or sale. Employee may not assign or delegate to any third person Employee’s obligations under this Agreement. Employee’s rights and benefits under this Agreement are personal to Employee, and no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer.

15.        Entire Agreement. This Agreement, including Exhibit A, constitutes the full and entire understanding and agreement of Employee and the Company with regard to the subjects hereof and supersedes in its entirety all other or prior or contemporaneous agreements regarding the subject matter herein, whether oral or written, with respect thereto, except that this Agreement does not supersede and is in addition to the APA.

16.        Notices. Any notices, consents, or other communication required to be sent or given hereunder shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) sent by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, or (c) delivered by a nationally recognized overnight courier service to the Employee and/or the Company, as applicable, at the addresses set forth below:

If to the Company:	SureHarvest Services, LLC
202 6th Street
Suite 400
Castle Rock, CO 80104
Attention: Dannette Henning

If to Employee, to the current address listed in the Company’s records.

17.        Severability. If any provision of this Agreement is held illegal, invalid, or unenforceable, such holding shall not affect any other provisions hereof. In the event any provision is held illegal, invalid, or unenforceable, such provision shall be limited so as to effect the intent of the Parties to the fullest extent permitted by applicable law. Any claim by Employee against the Company shall not constitute a defense to enforcement by the Company.

18.        Venue and Applicable Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of California, without regard to its conflicts of law provisions. Venue and jurisdiction will be in the California state or federal courts.

IN WITNESS WHEREOF, the Parties have executed this Employment Agreement on the dates written below.

EMPLOYEE

/s/ Jeff Dlott	12/28/2016
Jeff Dlott	Date

COMPANY

SureHarvest Services, LLC

/s/ John K Saunders	12/28/2016
By: John K Saunders	Date
Title: CEO

Exhibit A to Employment Agreement

Form of Confidential Severance and Release Agreement

CONFIDENTIAL SEVERANCE AND RELEASE AGREEMENT

This Confidential Severance and Release Agreement (“Agreement”) is made between (i) ________________ (“Employee”) and (ii) SureHarvest Services, LLC (the “Company”). Employee and the Company are referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into an Employment Agreement dated [DATE] (the “Employment Agreement”);

WHEREAS, Employee’s employment with the Company ended effective [DATE] (the “Separation Date”);

WHEREAS, the Parties wish to resolve fully and finally potential disputes regarding Employee’s employment with the Company; and

WHEREAS, in order to accomplish this end, the Parties are willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and undertakings contained herein, the Parties to this Agreement agree as follows:

TERMS

1.          Effective Date. This Agreement shall become effective on the eighth day after Employee signs this Agreement (the “Effective Date”), so long as Employee does not revoke this Agreement pursuant to Paragraph 6(h) below. Employee must elect to execute this Agreement within twenty-one (21) days of the Separation Date. In the event Employee does not sign the Agreement within the twenty-one (21) day period, the terms of this Agreement are null and void and without effect.

2.          Consideration.

a.       Within sixty days following termination of Employee’s employment with the Company and on the express condition that Employee has not revoked this Agreement, the Company will commence payments to Employee for severance in the amount of $ [AMOUNT OF SEVERANCE], less applicable withholdings and deductions, to be paid in installments in accordance with the Company’s customary payroll practices at the time of each installment.

b.       Reporting of and withholding on any payment or consideration under this Paragraph for tax purposes shall be at the discretion of the Company in conformance with applicable tax laws. If a claim is made against the Company for any additional tax or withholding in connection with or arising out of any payment or consideration set forth in subparagraph (a) above, Employee shall pay any such claim within thirty (30) days of being notified by the Company and agrees to indemnify the Company and hold it harmless against such claims, including, but not limited to, any taxes, attorneys’ fees, penalties, and/or interest, which are or become due from the Company.

3.          General Release.

a.       Employee, for Employee and for Employee’s affiliates, successors, heirs, subrogees, assigns, principals, agents, partners, employees, associates, attorneys, and representatives, voluntarily, knowingly, and intentionally releases and discharges the Company and each of its predecessors, successors, parents, subsidiaries, affiliates, and assigns and each of their respective officers, directors, principals, shareholders, board members, committee members, employees, agents, and attorneys from any and all claims, actions, liabilities, demands, rights, damages, costs, expenses, and attorneys’ fees (including, but not limited to, any claim of entitlement for attorneys’ fees under any contract, statute, or rule of law allowing a prevailing party or plaintiff to recover attorneys’ fees) of every kind and description from the beginning of time through the Effective Date (the “Released Claims”).

b.       The Released Claims include, but are not limited to, those which arise out of, relate to, or are based upon: (i) Employee’s employment with the Company or the termination thereof; (ii) statements, acts, or omissions by the Parties whether in their individual or representative capacities; (iii) express or implied agreements between the Parties (except as provided herein) and claims under any severance plan; (iv) any stock or stock option grant, agreement, or plan (except as set forth herein); (v) all federal, state, and municipal statutes, ordinances, and regulations, including, but not limited to, claims of discrimination based on race, color, national origin, age, sex, sexual orientation, religion, disability, veteran status, whistleblower status, public policy, or any other characteristic of Employee under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Equal Pay Act, Title VII of the Civil Rights Act of 1964 (as amended), the Employee Retirement Income Security Act of 1974, the Rehabilitation Act of 1973, Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act or any other federal, state, or municipal law prohibiting discrimination or termination for any reason; (vi) common law; (vii) the failure of this Agreement, or of any other employment, severance, profit sharing, bonus, equity incentive or other compensatory plan to which Employee and the Company are or were parties, to comply with, or to be operated in compliance with, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or any similar provision of state or local income tax; and (viii) any claim which was or could have been raised by Employee.

4.          Unknown Facts. This Agreement includes claims of every nature and kind, known or unknown, suspected or unsuspected. Employee hereby acknowledges that Employee may hereafter discover facts different from, or in addition to, those which Employee now knows or believes to be true with respect to this Agreement, and Employee agrees that this Agreement and the releases contained herein shall be and remain effective in all respects, notwithstanding such different or additional facts or the discovery thereof.

5.          No Admission of Liability. The Parties agree that nothing contained herein, and no action taken by any Party with regard to this Agreement, shall be construed as an admission by any Party of liability or of any fact that might give rise to liability for any purpose whatsoever.

6.          Warranties. Employee warrants and represents as follows:

a.       Employee has read this Agreement, and Employee agrees to the conditions and obligations set forth in it.

b.       Employee voluntarily executes this Agreement (i) after having been advised to consult with legal counsel, (ii) after having had opportunity to consult with legal counsel, and (iii) without being pressured or influenced by any statement or representation or omission of any person acting on behalf of the Company including, without limitation, the officers, directors, board members, committee members, employees, agents, and attorneys for the Company.

c.       Employee has no knowledge of the existence of any lawsuit, charge, or proceeding against the Company or any of its officers, directors, board members, committee members, employees, successors, affiliates, or agents arising out of or otherwise connected with any of the matters herein released. In the event that any such lawsuit, charge, or proceeding has been filed, Employee immediately will take all actions necessary to withdraw or terminate that lawsuit, charge, or proceeding, unless the requirement for such withdrawal or termination is prohibited by applicable law.

d.       Employee acknowledges and understands that this Agreement does not prohibit or prevent Employee from filing a charge with the Equal Employment Opportunity Commission, or equivalent state agency, or from participating in a federal or state agency investigation. Notwithstanding the foregoing, Employee waives any right to any monetary recovery or other relief should any party, including, without limitation, any federal, state or local governmental entity or administrative agency, pursue any claims on Employee’s behalf arising out of, relating to, or in any way connected with the Released Claims.

e.       Employee has not previously disclosed any information which would be a violation of the confidentiality provisions set forth below if such disclosure were to be made after the execution of this Agreement.

f.       Employee has full and complete legal capacity to enter into this Agreement.

g.       Employee received a copy of this Agreement on or before the Separation Date and has had at twenty-one (21) days in which to consider the terms of this Agreement. In the event that Employee executes this Agreement in less time, it is with the full understanding that Employee had the full twenty-one (21) days if Employee so desired and that Employee was not pressured by the Company or any of its representatives or agents to take less time to consider the Agreement. In such event, Employee expressly intends such execution to be a waiver of any right Employee had to review the Agreement for a full twenty-one (21) days.

h.       Employee has been informed and understands that (i) to the extent that this Agreement waives or releases any claims Employee might have under the Age Discrimination in Employment Act, Employee may rescind Employee’s waiver and release within seven (7) calendar days of Employee’s execution of this Agreement and (ii) any such rescission must be in writing and e-mailed and hand delivered to [NAME AND CONTACT INFO W/EMAIL ADDRESS], within the seven-day period.

i.        Employee recognizes that Employee is specifically releasing, among other claims, any claims under the Age Discrimination in Employment Act of 1967 and all amendments thereto.

j.        Employee admits, acknowledges, and agrees that (i) Employee is not otherwise entitled to the amount and other consideration set forth in Paragraph and (ii) that amount and consideration is good and sufficient consideration for this Agreement.

k.       Employee admits, acknowledges, and agrees that Employee has been fully and finally paid or provided all wages, compensation, vacation, bonuses, leave, stocks, stock options, or other benefits from the Company which are or could be due to Employee under the terms of Employee’s employment with the Company, or otherwise.

7.          Confidential Information.

a.       Except as herein provided, all discussions regarding this Agreement, including, but not limited to, the amount of consideration, offers, counteroffers, or other terms or conditions of the negotiations or the agreement reached shall be kept confidential by Employee from all persons and entities other than the Parties. Employee may disclose the amount received in consideration of the Agreement only if necessary (i) for the limited purpose of making disclosures required by law to agents of the local, state, or federal governments; (ii) for the purpose of enforcing any term of this Agreement; or (iii) in response to compulsory process, and only then after giving the Company ten (10) days advance notice of the compulsory process and affording the Company the opportunity to obtain any necessary or appropriate protective orders. Otherwise, in response to inquiries about Employee’s employment and this matter, Employee shall state, “My employment with the Company has ended” and nothing more.

b.       Employee shall not use, nor disclose to any third party, any of the Company’s business, personnel, or financial information that Employee learned during Employee’s employment with the Company. Employee hereby expressly acknowledges that any breach of this Paragraph 7 shall result in a claim for injunctive relief and/or damages against Employee by the Company, and possibly by others.

8.          Section 409A. This Agreement is intended to comply with or be exempt from Section 409A of the Code and Treasury Regulations promulgated thereunder (“Section 409A”) and shall be construed accordingly. It is the intention of the Parties that payments or benefits payable under this Agreement not be subject to the additional tax or interest imposed pursuant to Section 409A. To the extent such potential payments or benefits are or could become subject to Section 409A, the Parties shall cooperate to amend this Agreement with the goal of giving Employee the economic benefits described herein in a manner that does not result in such tax or interest being imposed; provided, however, that in no event shall the Company or anyone other than Employee have any liability to Employee for any taxes, interest, or penalties due as a result of the application of Section 409A to an any payments or benefits provided hereunder. Employee shall, at the request of the Company, take any reasonable action (or refrain from taking any action) required to comply with any correction procedure promulgated pursuant to Section 409A. Each payment to be made under this Agreement shall be a separate payment, and a separately identifiable and determinable payment, to the fullest extent permitted under Section 409A.

9.          Non-Disparagement. Employee agrees not to make to any person any statement that disparages the Company or reflects negatively on the Company, including, but not limited to, statements regarding the Company’s financial condition, employment practices, or officers, directors, board members, committee members, employees, successors, affiliates, or agents.

10.        Return of Property and Information. Employee represents and warrants that, prior to Employee’s execution of this Agreement, Employee will return to the Company any and all property, documents, and files as required by the Employment Agreement.

11.        No Application. Employee agrees that Employee will not apply for any job or position as an employee, consultant, independent contractor, or otherwise, with the Company or its subsidiaries or affiliates. Employee warrants that no such applications are pending at the time this Agreement is executed.

12.        Severability. If any provision of this Agreement is held illegal, invalid, or unenforceable, such holding shall not affect any other provisions hereof. In the event any provision is held illegal, invalid, or unenforceable, such provision shall be limited so as to effect the intent of the Parties to the fullest extent permitted by applicable law. Any claim by Employee against the Company shall not constitute a defense to enforcement by the Company.

13.        Assignments. The Company may assign its rights under this Agreement. No other assignment is permitted except by written permission of the Parties.

14.        Enforcement. The releases contained herein do not release any claims for enforcement of the terms, conditions, or warranties contained in this Agreement. The Parties shall be free to pursue any remedies available to them to enforce this Agreement.

15.        Survival of Restrictive Covenants and Other Provisions. The Parties expressly acknowledge and agree that notwithstanding Paragraph 16 of this Agreement, Sections 9 (Confidential Information), 10 (Intellectual Property), and 11 (Equitable Remedies), and Sections 12–18 (to the extent required to interpret, enforce, and give effect to Sections 9–11) of the Employment Agreement will continue in full force and effect; provided, however, that any provisions of the Employment Agreement that expire by their terms shall no longer have any force or effect.

16.        Entire Agreement. Except as provided in Paragraph 15, this Agreement is the entire agreement between the Parties. Except as provided herein, this Agreement supersedes any and all prior oral or written promises or agreements between the Parties. Employee acknowledges that Employee has not relied on any promise, representation, or statement other than those set forth in this Agreement. This Agreement cannot be modified except in writing signed by all Parties.

17.        Interpretation. The determination of the terms of, and the drafting of, this Agreement has been by mutual agreement after negotiation, with consideration by and participation of all Parties. Accordingly, the Parties agree that rules relating to the interpretation of contracts against the drafter of any particular clause shall not apply in the case of this Agreement. The term “Paragraph” shall refer to the enumerated paragraphs of this Agreement. The headings contained in this Agreement are for convenience of reference only and are not intended to limit the scope or affect the interpretation of any provision of this Agreement.

18.        Choice of Law and Venue. This Agreement shall be construed and interpreted in accordance with the laws of the State of California, without regard to its conflict of laws rules. Venue shall be in the California state or federal courts.

19.        Waiver. The failure of any Party to insist upon strict performance of any of the terms or conditions of this Agreement shall not constitute a waiver of any of such Party’s rights hereunder.

20.        Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facsimile or electronic transmission shall be deemed to constitute signed original counterparts hereof and shall bind the Parties signing and delivering in such manner.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Confidential Severance and Release Agreement on the dates written below.

IN WITNESS WHEREOF, the Parties have executed this Employment Agreement on the dates written below.

EMPLOYEE

[Name of Employee]	Date

COMPANY

SureHarvest Services, LLC

By:	Date
Title:

[Signature Page to Confidential Severance and Release Agreement]